Exhibit 99.23
CONSENT OF ANDERSON GONCALVES CANDIDO
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in Registration Statement No. 333-274097 on Form F-10, in Registration Statement No. 333-264821 on Form S-8 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.Technical Report on the Furnas Project entitled “Furnas Copper Project – Pará State, Brazil – NI43-101 Mineral Resource Estimate Technical Report”, dated November 18, 2024 with an effective date of June 30, 2024.
Yours truly,

/s/ Anderson Goncalves Candido
Anderson Goncalves Candido
FAusIMM (#990424)

Dated: March 6, 2025